SCHEDULE 1

Name of Fund	Annual Fee as a Percentage of Average Daily Net Assets	Reapproval Date	Reapproval Day
BNY Mellon US Large Cap Core Equity ETF	0.02%	June 30, 2025	June 30th
BNY Mellon US Mid Cap Core Equity ETF	0.02%	June 30, 2025	June 30th
BNY Mellon US Small Cap Core Equity ETF	0.02%	June 30, 2025	June 30th
BNY Mellon International Equity ETF	0.02%	June 30, 2025	June 30th
BNY Mellon Emerging Markets Equity ETF	0.055%	June 30, 2025	June 30th
BNY Mellon Core Bond ETF	0.03%	June 30, 2025	June 30th
BNY Mellon Ultra Short Income ETF	0.06%	June 30, 2025	June 30th

Amended as of: September 1, 2021

Revised as of May 7, 2024